UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 25, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly held Company

CNPJ/MF No. 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

CONTROLLING COMPANY’S DEBENTURES ISSUANCE – ISSUANCE AMENDMENT

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) informs its shareholders and the market in general that its controlling company TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. ("Controlling Company" or “Issuer”) approved, today, the re-ratification of the Controlling Company's Extraordinary General Meeting held on July 12, 2023, to approve the amendment of certain characteristics and main conditions of its 1st (first) issue of simple debentures ("Debentures" and "Issuance", respectively), intended exclusively for professional investors.

In the context of the Issuance of the Controlling Company, in accordance with the new conditions approved, Debentures in the amount of R$5.0 billion will be issued, in a single series, for public distribution under the automatic registration rite, in a mixed regime of firm guarantee and best placement efforts, with a maturity of 5 years. They will be issued under the mixed regime (i) firm guarantee for the placement of Debentures corresponding to R$4.25 billion; and (ii) best placement efforts for the issuance of Debentures corresponding to R$750 million, which may be completed even in the case of partial distribution.

All other conditions for the Issuance of Debentures are maintained, especially regarding the non-inclusion of ownership of the Company's shares as guarantee, observing that the Issuance will have a real guarantee consisting of the:: (i) Fiduciary assignment of all dividends, present and future, paid by TIM to the Issuer; and (ii) Fiduciary assignment of the linked account through which TIM's dividends will pass to the Issuer.

The Debentures will be entitled to a remuneration interest corresponding to the accumulated variation of one hundred percent (100%) of the DI rates, plus, exponentially, spreads in the amount of 2.30% per year.

According to the Controlling Company, the net proceeds obtained with the Issuance will be used to pay dividends to its parent companies, as part of the Telecom Italia group refinancing activities.

All the characteristics of the Issuance are described in the Controlling Company’s Extraordinary General Meeting held on July 12, 2023, and at the Extraordinary General Meeting for Re-ratification held on the present date.

This notice is exclusively informative, in accordance with the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as a sale and/or disclosure material of the Debentures.

Pursuant to the applicable regulations and respecting the rules of conduct set forth therein, additional information about the Controlling Company and the Issuance will be made available on the Investor Relations website of the Controlling Company (http://timbrasilpart.com.br/) and any information about the Company is available at http://ri.tim.com.br/.

Rio de Janeiro, July 25, 2023.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 25, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer